Exhibit 99.4

THIS DOCUMENT AND THE ENCLOSED DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this Document, please take advice from a stockbroker, solicitor, accountant or other independent professional adviser.

If you have sold or otherwise transferred all of your Ordinary Shares, please send this Document, together with the enclosed documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your Ordinary Shares, you should contact the bank, stockbroker or other agent through whom the sale was effected.

The Notice of General Meeting to be held at 72 Hammersmith Road, London W14 8TH at 2.00 p.m. (London time) on 1 November 2021 is set out at the end of this Document. To be effective, all proxy votes must be submitted at www.signalshares.com so as to have been received by the Company’s Registrars not less than 48 hours before the time appointed for the General Meeting or any adjournment of it (not taking into account any part of a day that is not a working day). If a paper form of proxy is requested from the Registrars, it should be completed and returned to Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL to be received not less than 48 hours before the time of the General Meeting or any adjournment of it (not taking into account any part of a day that is not a working day). A proxy may also be appointed by CREST members by using the electronic proxy appointment service.

SILENCE THERAPEUTICS PLC

(Incorporated and registered in England and Wales under number 02992058)

Proposed Cancellation of Admission of Ordinary Shares to Trading on AIM

Proposed Amendment to Articles of Association

and

Notice of General Meeting

Investec Bank plc is authorised by the PRA in the United Kingdom and regulated in the United Kingdom by the PRA and FCA. Investec is acting as nominated adviser exclusively for the Company and no one else in connection with the AIM Delisting and will not regard any other person as its client in relation to the AIM Delisting and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Investec, nor for providing advice in relation to any matter referred to herein.

No person should construe the contents of this Document as legal, tax or financial advice and recipients of this Document should consult their own advisers as to the matters described in this Document.

Copies of this Document will be available on the Company’s website at www.silence-therapeutics.com.

Cautionary note regarding forward-looking statements

This Document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this Document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance, or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of filings that the Company makes with the SEC, including its Annual Report on Form 20-F for the year ended 31 December 2020, subsequent reports on Form 6-K and other documents filed by the Company from time to time with the SEC. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Past performance is not a guarantee of future performance. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation (including to meet the requirements of the AIM Rules for Companies, UK MAR or the DTRs), the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this Document are based on information available to the Directors of the Company at the date of this Document, unless some other time is specified in relation to them, and the posting or receipt of this Document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

Notice to overseas persons

The distribution of this Document in certain jurisdictions may be restricted by law and therefore persons into whose possession this Document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CONTENTS

EXPECTED TIMETABLE	3
LETTER FROM THE CHAIRMAN OF SILENCE THERAPEUTICS PLC	4
DEFINITIONS	10
NOTICE OF GENERAL MEETING	11
APPENDIX A	14
Part 1: The General Principles of the City Code	14
Part 2: Detailed application of the City Code	14
APPENDIX B: PROPOSED NEW ARTICLE 159	16

EXPECTED TIMETABLE

Dispatch of this Document and the enclosed documents	15 October 2021

Latest date for receipt of proxy voting instructions and (if applicable) hard copy forms of proxy	2.00 p.m. on 28 October 2021

General Meeting	2.00 p.m. on 1 November 2021

Last date for receipt by Link Group from certificated shareholders of duly completed block transfer participation request forms and original share certificates	3 November 2021 at 1.00 p.m.

Last date for receipt by The Bank of New York Mellon from CREST holders of duly completed issuance forms	17 November 2021 at 3.00 p.m.

Expected date of issuance of ADSs to block transfer participants	24 November 2021

Expected date of posting of ADS confirmations to shareholders by The Bank of New York Mellon	24 November 2021

Last day of dealings in the Ordinary Shares on AIM	29 November 2021

Cancellation of admission to trading on AIM of the Ordinary Shares	30 November 2021 at 7.00 a.m.

Notes

(1)	References to time in this Document are to London time unless otherwise stated.
(2)

Each of the times and dates in the above timetable are subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to shareholders by announcement through a Regulatory Information Service.

(3)

All steps after the General Meeting are dependent on the Resolutions being passed at the General Meeting. If the Resolutions are not passed at the General Meeting, all documents provided to Link Group and/or The Bank of New York Mellon in relation to the deposit of Ordinary Shares for delivery of ADSs shall be of no effect and all original share certificates will be returned to shareholders by Link Group.

Letter from the Chairman of Silence Therapeutics plc

(Registered and incorporated in England and Wales with Company number 02992058)

Directors:	Registered Office:

Iain Ross (Non-Executive Chairman)

Mark Rothera (Chief Executive Officer)

Dr. Giles Campion (Executive Director))

Dr. Michael Davidson (Non-Executive Director)

James Ede-Golightly (Non-Executive Director)

Alistair Gray (Senior Independent Non-Executive Director)

Dave Lemus (Non-Executive Director)

Dr. Steven Romano (Non-Executive Director)

27 Eastcastle Street London W1W 8DH 15 October 2021

Proposed Cancellation of Admission of Ordinary Shares to Trading on AIM

Proposed Amendment to Articles of Association

and

Notice of General Meeting

Dear Shareholder,

1.	Introduction

On 15 October 2021, it was announced that the Board had resolved to cancel the admission of the Ordinary Shares to trading on AIM. Following the AIM Delisting, ADSs representing the Company’s Ordinary Shares will remain listed on Nasdaq and all public trading of securities in the Company will take place on that exchange.

The purpose of this letter is to provide you with the background to and reasons for the AIM Delisting, and to explain why the Directors consider the AIM Delisting to be in the best interests of the Company and its shareholders as a whole and recommend that you vote in favour of the Resolutions at the General Meeting.

If the Resolutions are approved at the General Meeting, the AIM Delisting will take effect on 30 November 2021 and the last day of trading of Ordinary Shares on AIM will be 29 November 2021. By providing shareholders with substantial advance notice, together with clear guidance as to how to deposit Ordinary Shares for delivery of ADSs listed on Nasdaq, it is expected that shareholders who wish to deposit their Ordinary Shares will be able to do so with relative ease.

2.	Background

The Company was incorporated in 1994 and its Ordinary Shares have been admitted to trading on AIM since 1995. In September 2020, the Company undertook a direct listing of ADSs representing its Ordinary Shares on the Nasdaq Capital Market. In February 2021, the Company announced an oversubscribed private placement of ADSs for gross proceeds of approximately $45 million. In June 2021, the Company moved its Nasdaq listing from the Nasdaq Capital Market tier to the Nasdaq Global Market tier.

As at 13 October 2021, being the last practicable date prior to the date of this Document, approximately 8.9 per cent. of the Company’s Ordinary Shares are represented by ADSs tradeable on Nasdaq. All shareholders who have not already deposited their Ordinary Shares for delivery of ADSs are currently able to do so at any time. Affiliates of the Company who deposit their ordinary shares may be subject to limitations on resale of ADSs under U.S. securities law. The Company intends to file a secondary resale shelf registration statement on Form F-3, which will, upon effectiveness, give such affiliates the ability to freely resell such restricted securities without restriction

The AIM Rules for Companies require that, unless the London Stock Exchange otherwise agrees, the cancellation of a company’s shares from trading on AIM requires the consent of not less than 75 per cent. of votes cast by its shareholders given in a general meeting. Notwithstanding that the Company may be able to seek the agreement of the London Stock Exchange that shareholder consent in general meeting is not required due to the listing of ADSs on Nasdaq, the Board has determined to seek shareholder approval for the proposed AIM Delisting.

3.	Reasons for the AIM Delisting

The Board has decided to implement the AIM Delisting for the following reasons:

•	The AIM Delisting is expected to further enhance the liquidity of trading in the Company’s securities by combining on Nasdaq the volume of transactions from both Nasdaq and AIM.

•

Having securities solely listed on Nasdaq, rather than dual-listed on Nasdaq and AIM as is the case at present, is expected to increase the willingness of US-based investors to invest in the Company’s securities.

•

A Nasdaq-only listing structure provides for a streamlined operation that showcases the global nature of the Company’s scope and places it more clearly within the ranks of international biotechnology companies that are its true peers.

•

The cost of complying with the AIM Rules for Companies is duplicative of that for complying with the Nasdaq market rules and the Company sees advantages in reducing its cost base as it progresses its clinical programmes and commercial strategy.

•	Internal financial and legal staff time spent on compliance with the AIM Rules for Companies is duplicative of that required for compliance with the Nasdaq market rules.

•	ADSs representing the Company’s Ordinary Shares will still be tradeable on Nasdaq.

Accordingly, the Directors believe that it is no longer in the best interests of the Company or its shareholders as a whole for the Company to retain admission of its Ordinary Shares to trading on AIM.

However, the Company is providing an opportunity for shareholders to deposit their Ordinary Shares with the Company’s ADS depositary in exchange for delivery of ADSs, without cost, in connection with the AIM Delisting whether prior, on, or subsequent to 30 November 2021 (being the date on which the AIM Delisting takes effect), except that the Depositary has not agreed to waive that fee with respect to more than 81,831,467 Ordinary Shares, which is the number of Ordinary Shares that were in issue but not represented by ADSs on 15 October 2021 and has not agreed to waive fees on any deposit made by the Company.

4.	Effect of the AIM Delisting

If the Resolutions are passed at the General Meeting, shareholders will no longer be able to buy and sell Ordinary Shares on AIM after 29 November 2021. Holders of Ordinary Shares should read paragraph 6 (Information for holders of Ordinary Shares) below which explains in more detail the process of depositing Ordinary Shares for delivery of ADSs.

As a company incorporated in England and Wales, the Company will continue to be subject to the requirements of the Companies Act 2006.

Following the AIM Delisting taking effect, the Company will no longer be subject to the AIM Rules for Companies or be required to retain the services of an independent nominated adviser. The Company will also no longer be subject to the QCA Corporate Governance Code or be required to comply with the continuing obligations set out in the DTRs or, provided the Company’s securities remain outside the scope of the regulation, UK MAR. In addition, the Company and its shareholders will no longer be subject to the provisions of the DTRs relating to the disclosure of changes in significant shareholdings in the Company. The Company will, however, continue to comply with all regulatory requirements for the Nasdaq listing of ADSs, including all applicable rules and regulations of the SEC.

Shareholders who continue to hold Ordinary Shares following the AIM Delisting will continue to be notified in writing of the availability of key documents on the Company’s website, including publication of annual reports and annual general meeting documentation. Holders of ADSs will be able to continue to access all such information via the Silence website. Holders of Ordinary Shares and ADSs will both be eligible to receive any future dividends that may be declared.

Details of the application of the City Code to the Company following the AIM Delisting are set out in paragraph 5 (Application of the City Code following the AIM Delisting).

Following the announcement, and effective date, of the AIM Delisting, holders of Ordinary Shares may choose to sell or otherwise dispose of their Ordinary Shares rather than deposit such Ordinary Shares for delivery of ADSs. Any such sales of Ordinary Shares, if significant, could have a negative effect on the value of the Ordinary Shares as well as the trading price of the ADSs, which could inhibit other shareholders’ ability to sell or dispose of their Ordinary Shares at current trading prices.

5.	Application of the City Code following the AIM Delisting

Following the AIM Delisting, as the Company will remain a public limited company incorporated in England and Wales but its securities will not be admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a stock exchange in the Channel Islands or the Isle of Man), the City Code will only apply to the Company if it is considered by the Panel to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is

known as the “residency test”. The way in which the test for central management and control is applied for the purposes of the City Code may be different from the way in which it is applied by the United Kingdom tax authorities, HMRC. Under the City Code, the Panel looks to where the majority of the directors of the Company are resident, amongst other factors, for the purposes of determining where the Company has its place of central management and control.

The Panel has confirmed to the Company that following the AIM Delisting, based on the current composition of the Board, the City Code will continue to apply to the Company. However, the City Code could cease to apply to the Company in the future if any changes to the Board composition result in the majority of the Directors not being resident in the United Kingdom, Channel Islands and Isle of Man.

Shareholders should note that, if the AIM Delisting becomes effective and the City Code ceases to apply to the Company in the future, they will not receive the protections afforded by the City Code in the event that there is a subsequent offer to acquire their Silence shares.

Brief details of the Panel, the City Code and the protections given by the City Code are described below. Before giving your approval to the AIM Delisting, you may want to take independent professional advice from an appropriate independent financial adviser.

The City Code

The City Code is issued and administered by the Panel. Silence Therapeutics plc is a company to which the City Code applies and its shareholders are accordingly entitled to the protections afforded by the City Code.

The City Code and the Panel operate principally to ensure that shareholders are treated fairly and are not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment by an offeror. The City Code also provides an orderly framework within which takeovers are conducted. In addition, it is designed to promote, in conjunction with other regulatory regimes, the integrity of the financial markets.

The General Principles and Rules of the City Code

The City Code is based upon a number of General Principles which are essentially statements of standards of commercial behaviour. For your information, these General Principles are set out in Part 1 of Appendix A to this Document. The General Principles apply to all transactions with which the City Code is concerned. They are expressed in broad general terms and the City Code does not define the precise extent of, or the limitations on, their application. They are applied by the Panel in accordance with their spirit to achieve their underlying purpose.

In addition to the General Principles, the City Code contains a series of Rules, of which some are effectively expansions of the General Principles and examples of their application and others are provisions governing specific aspects of takeover procedure. Although most of the Rules are expressed in more detailed language than the General Principles, they are not framed in technical language and, like the General Principles, are to be interpreted to achieve their underlying purpose. Therefore, their spirit must be observed as well as their letter. The Panel may derogate or grant a waiver to a person from the application of a Rule in certain circumstances.

Giving up the protection of the City Code

A summary of key points regarding the application of the City Code to takeovers generally is set out in Part 2 of Appendix A to this Document. You are encouraged to read this information carefully as it outlines certain important protections which you will be giving up if you agree to the AIM Delisting and the Company subsequently ceases to be subject to the City Code.

The Board is seeking shareholder approval to an amendment to the Articles which would apply in the event that the City Code ceased to apply to the Company. Please see paragraph 10 (Proposed amendment to the Articles) for further details.

6.	Information for holders of Ordinary Shares

If the Resolutions are passed at the General Meeting, the Company’s Ordinary Shares will continue to be traded on AIM until market close (4.30 p.m. London time) on 29 November 2021. Thereafter, holders of Ordinary Shares can still hold the Ordinary Shares, but there will be no public market in the United Kingdom on which the Ordinary Shares can be traded, and the Ordinary Shares will not be tradeable on Nasdaq in this form.

To sell Ordinary Shares on a public market following the AIM Delisting, shareholders would need to deposit their Ordinary Shares for delivery of ADSs. Each ADS represents three Ordinary Shares. This deposit can be made at any time, including before the AIM Delisting, subject in all cases to the provisions of, and the limitations set forth in, the Deposit Agreement. A copy of the Deposit Agreement has been filed with the SEC under cover of a Registration Statement on Form F-1. You may obtain a copy of the Deposit Agreement from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-248203 when retrieving such copy.

The Board considers that shareholders should consider depositing their Ordinary Shares for delivery of ADSs prior to the AIM Delisting on 30 November 2021 for the following reasons:

•

For those shareholders who hold their Ordinary Shares in certificated form and wish to deposit their Ordinary Shares for delivery of ADSs, the Company’s Receiving Agent, Link Group, will facilitate, on the Company’s behalf, a block transfer process. Shareholders who hold their Ordinary Shares in certificated form will find enclosed a personalised block transfer participation request form for use if they wish to deposit their Ordinary Shares for delivery of ADSs. Subject to the requisite documents being returned to Link Group by the required deadline (being 1.00 p.m. on 3 November 2021), Link Group will arrange for the relevant Ordinary Shares to be transferred to and through Link Group’s CREST account to the CREST account of the Custodian, which has been appointed by the Depositary to safe keep the Ordinary Shares upon deposit, so that the Depositary can arrange to deliver the corresponding number of ADSs. The Custodian, on behalf of the Depositary, will hold all deposited Ordinary Shares in a custody account for the benefit of the holders and beneficial owners of ADSs.

•

Shareholders who elect to deposit their Ordinary Shares for delivery of ADSs prior to the AIM Delisting will not incur a UK stamp duty, or SDRT, charge. However, it is expected that shareholders who elect to deposit their Ordinary Shares for delivery of ADSs following the AIM Delisting will incur a stamp duty, or SDRT, charge, at a rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited, to the UK taxation authority, HMRC.

•

Ordinarily, shareholders who deposit their Ordinary Shares for delivery of ADSs are charged an ADS issuance fee, by the Depositary, of up to $5.00 per 100 ADSs or portion thereof. However, no ADS issuance fees will be charged to shareholders who elect to deposit their Ordinary Shares in connection with the AIM Delisting whether prior, on, or subsequent to 30 November 2021 (being the date on which the AIM Delisting takes effect), except that the Depositary has not agreed to waive that fee with respect to more than 81,831,467 Ordinary Shares, which is the number of Ordinary Shares that were in issue but not represented by ADSs on 15 October 2021 and has not agreed to waive fees on any deposit made by the Company.

•

Ordinary Shares may be deposited for delivery of ADSs only in multiples of three Ordinary Shares. It is not possible to receive a fraction of an ADS, so in the event that the deposit is completed after the AIM Delisting, there is a risk that shareholders will be left with a small number of Ordinary Shares (up to a maximum of two shares) which cannot be deposited for delivery of ADSs. If the deposit is made before the AIM Delisting has taken effect, any residual Ordinary Shares can be sold by shareholders on AIM prior to, and including, 29 November 2021 so long as those Ordinary Shares are in uncertificated form. Shareholders who hold their Ordinary Shares in certificated form may elect to donate their residual shares to the charity Share Gift by making that election on their personalised block transfer participation request form.

Shareholders who do not elect to participate in the block transfer process can utilise the services of a broker who is able to facilitate deposits of Ordinary Shares at the shareholder’s convenience.

Shareholders whose Ordinary Shares are held in uncertificated form in CREST and who wish to deposit their Ordinary Shares for delivery of ADSs, should contact their broker without delay to request that their Ordinary Shares are deposited.

Silence advises holders of Ordinary Shares to seek independent financial advice regarding the AIM Delisting and the deposit of their Ordinary Shares for delivery ADSs.

Information on the process to deposit Ordinary Shares for delivery of ADSs and the forms to be completed accompany this Document. The information and forms, and contacts at the Company’s Receiving Agent, Link Group, in respect of completion of the block transfer participation request form for certificated holders, and the Company’s ADS depositary, The Bank of New York Mellon, are included on Silence’s website at www.silence-therapeutics.com.

If the Resolutions are not passed at the General Meeting, all documents provided to Link Group and/or The Bank of New York Mellon in relation to the deposit of Ordinary Shares for delivery of ADSs shall be of no effect and all original share certificates will be returned to shareholders by Link Group.

7.	UK tax treatment

Many investors purchase AIM-quoted shares because they are classed as unlisted/unquoted securities which may qualify individuals who are UK tax resident and UK domiciled for relief from inheritance taxation and certain other preferential tax benefits. Silence cannot and does not provide any form of taxation advice to shareholders and therefore shareholders are strongly advised to seek their own taxation advice to confirm the consequences of continuing to hold unlisted Ordinary Shares or depositing Ordinary Shares for delivery of ADSs.

The following summary does not constitute legal or tax advice and is not exhaustive. The Company’s understanding of the current position for UK individuals who are UK domiciled for relevant tax purposes is as follows but it should be noted that the position on certain points is not free from uncertainty and that the Company has not taken steps to confirm the current position with HMRC. Therefore, the following should not be relied upon by shareholders without taking further advice (and the Company accepts no liability in respect of any such reliance on any information provided herein on taxation matters):

•

The AIM Delisting should not prevent the Ordinary Shares from qualifying as unlisted/unquoted securities for the purposes of certain specific UK tax rules (notably, the UK inheritance tax business property relief rules). Accordingly, it is expected that HMRC should accept that those shareholders who elect to continue to hold unlisted Ordinary Shares should continue to be regarded as holding unlisted/unquoted securities under those same rules.

•

Under HMRC’s stated practice those shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs should not be considered as disposing of the Ordinary Shares for UK capital gains tax purposes when transferring the shares to the Company’s ADS depositary, The Bank of New York Mellon, in exchange for issue of ADSs on the basis that the shareholder retains beneficial ownership of the Ordinary Shares.

Shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting should not incur a stamp duty, or SDRT, charge. It is expected that shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs following the AIM Delisting will incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.

It is strongly recommended that shareholders obtain appropriate professional advice in respect of these and other taxes.

8.	Further information in relation to the AIM Delisting

The Board believes that the proposed AIM Delisting is an appropriate next step for the Company and is in the best interests of shareholders as a whole. Further information about the process required to deposit Ordinary Shares for delivery of ADSs tradeable on Nasdaq, together with a set of Frequently Asked Questions, accompany this Document.

9.	Action to be taken to deposit Ordinary Shares for delivery of ADSs

Shareholders are reminded that the Company’s Ordinary Shares will continue to be traded on AIM until market close (4.30 p.m. London time) on 29 November 2021. Any shareholder holding Ordinary Shares in certificated form who wishes to deposit their holding of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting must submit their block transfer participation request form accompanying this letter and their original share certificate(s) to Link Group, so as to be received by Link Group by no later than 1.00 p.m. on 3 November 2021 in accordance with the instructions in the form.

Any shareholder holding shares in CREST who wishes to deposit their holding of Ordinary Shares for delivery of Nasdaq-listed ADSs prior to the AIM Delisting should contact their broker as soon as possible to deposit their Ordinary Shares.

If the Resolutions are passed at the General Meeting, after AIM market close on 29 November 2021, holders of Ordinary Shares can still hold the Ordinary Shares, but there will be no public market in the United Kingdom on which the Ordinary Shares can be traded. It is expected that shareholders who elect to deposit their holdings of Ordinary Shares for delivery of Nasdaq-listed ADSs following the AIM Delisting will incur a stamp duty, or SDRT, charge at the rate of 1.5 per cent. of the market value of the Ordinary Shares being deposited.

If the Resolutions are not passed at the General Meeting, all documents provided to Link Group and/or The Bank of New York Mellon in relation to the deposit of Ordinary Shares for delivery of ADSs shall be of no effect and all original share certificates will be returned to shareholders by Link Group.

Existing holders of ADSs not also holding Ordinary Shares do not need to take any action in connection with the AIM Delisting.

In respect of any queries regarding completion of the block transfer participation request form, a shareholder assistance advice line is being operated by the Company’s Receiving Agent, Link Group, which can be accessed by all shareholders on 0371 664 0321. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

In respect of any queries regarding the deposit of Ordinary Shares for delivery of ADSs, please contact the Company’s depositary, The Bank of New York Mellon on 00353 1 900 3467. Calls are charged at the applicable international rate and will vary by provider. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in Ireland.

10.	Proposed amendment to the Articles

The Board has approved a proposed amendment to the Articles which would insert a new article 159 which would apply in the event that the City Code were no longer to apply to the Company. Article 159 includes certain takeover protections so that the Company is able to defend itself and its shareholders from hostile takeovers. An ordinary resolution will be put to shareholders at each annual general meeting, starting with the annual general meeting in 2022, as to whether article 159 should continue to apply for the period until the next following annual general meeting.

The full text of article 159 is set out in Appendix B to this Document.

11.	Details of the General Meeting and action to be taken in respect of the General Meeting

A notice convening the General Meeting, which is to be held at 72 Hammersmith Road, London W14 8TH at 2.00 p.m. (London time) on 1 November 2021 is set out at the end of this Document. At the General Meeting, Resolutions 1 and 2 will be proposed as special resolutions.

Resolution 1 will be proposed as a special resolution to approve the cancellation of the admission to trading on AIM of the Ordinary Shares and to authorise the Directors to take all action reasonable or necessary to effect such cancellation.

Resolution 2 will be proposed as a special resolution, conditional on the passing of Resolution 1 and with effect from the conclusion of the meeting, to amend the articles of association of the Company by the addition of a new article 159 in the form set out in Appendix B to this Document.

At the time of publication of the Notice of General Meeting, it is anticipated that the General Meeting will proceed as an open meeting. However, given ongoing uncertainty, and bearing in mind the broader public health considerations and for the safety of others, the Board will continue to monitor government guidance in relation to the COVID-19 pandemic, and if any changes to the arrangements set out in this Document are required, this will be communicated via a regulatory information service and the Company’s website.

A shareholder entitled to attend and vote at the General Meeting may appoint one or more proxies to exercise all or any of such shareholder’s rights to attend, speak and vote at the General Meeting. A proxy need not be a shareholder of the Company but must attend the General Meeting for the shareholder’s vote to be counted.

To be effective, the proxy vote must be submitted at www.signalshares.com so as to have been received by the Company’s Registrars not less than 48 hours before the time appointed for the General Meeting or any adjournment of it (not taking into account any part of a day that is not a working day).

If a paper form of proxy is requested from the Registrars, it should be completed and returned to Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL to be received not less than 48 hours before the time of the General Meeting or any adjournment of it (not taking into account any part of a day that is not a working day).

A proxy may also be appointed by CREST members, by using the CREST electronic proxy appointment service. Further details are set out in the notes to the Notice of General Meeting.

12.	Directors’ recommendation and voting intentions

The Directors consider the AIM Delisting and the amendment to the Articles to be in the best interests of the Company and its shareholders as a whole and accordingly unanimously recommend that the shareholders vote in favour of the Resolutions to be proposed at the General Meeting as they intend to do in respect of their own beneficial holdings amounting, in aggregate, to 165,593 Ordinary Shares, representing approximately 0.2 per cent of the issued share capital of the Company as at 13 October 2021, the last practicable date prior to the publication of this Document.

Your faithfully,

Iain Ross

Chairman

DEFINITIONS

ADSs	American Depositary Shares, each representing three Ordinary Shares;

AIM	AIM, a market operated by the London Stock Exchange;

AIM Delisting	the cancellation of the admission of the Ordinary Shares to trading on AIM;

AIM Rules for Companies	the rules and guidance for companies whose shares are admitted to trading on AIM entitled “AIM Rules for Companies” published by the London Stock Exchange as amended from time to time;

Articles	the articles of association of the Company in force as at the date of this Document;

Circular or Document	this circular prepared in relation to the AIM Delisting and the General Meeting;

City Code	the City Code on Takeovers and Mergers;

Company or Silence	Silence Therapeutics plc;

CREST	the computerised settlement system to facilitate transfer of title to or interest in securities in uncertificated form operated by Euroclear UK & International Limited;

Custodian	The Bank of New York Mellon, acting through an office located in the UK;

Deposit Agreement	the New York law governed deposit agreement dated 4 September 2020 between the Company, the Depositary and all holders and beneficial owners of ADSs issued thereunder;

Depositary	The Bank of New York Mellon;

Directors or Board	the directors of the Company as at the date of this Document whose names are Iain Ross, Mark Rothera, Dr. Giles Campion, Dr. Michael Davidson, James Ede-Golightly, Alistair Gray, Dave Lemus and Dr. Steven Romano;

DTRs	the Disclosure Guidance and Transparency Rules of the FCA;

FCA	the Financial Conduct Authority;

General Meeting	the General Meeting of the Company, notice of which is set out at the end of this Document;

HMRC	Her Majesty’s Revenue & Customs;

Investec	Investec Bank plc, the Company’s nominated adviser;

London Stock Exchange	London Stock Exchange plc;

Nasdaq	the Nasdaq Global Market;

Notice of General Meeting	the notice convening the General Meeting as set out at the end of this Document;

Ordinary Shares	ordinary shares of £0.05 each in the capital of the Company;

Panel	the Panel on Takeovers and Mergers;

PRA	the Prudential Regulation Authority;

Receiving Agent	Link Market Services Limited, trading as Link Group;

Registrars	Link Market Services Limited, trading as Link Group;

Resolutions	the resolutions to be proposed at the General Meeting as set out in the Notice of General Meeting;

Securities Act	the U.S. Securities Act of 1933, as amended;

SEC	the U.S. Securities and Exchange Commission;

SDRT	stamp duty reserve tax;

UK or United Kingdom	the United Kingdom of Great Britain and Northern Ireland;

UK MAR	Regulation (EU) No.596/2014 which forms part of domestic law in the United Kingdom pursuant to the European Union (Withdrawal) Act 2018; and

U.S. or United States	the United States of America.

NOTICE OF GENERAL MEETING

SILENCE THERAPEUTICS PLC

(incorporated and registered in England and Wales with registered number 02992058)

NOTICE IS HEREBY GIVEN that a General Meeting of Silence Therapeutics plc (the “Company”) will be held at 72 Hammersmith Road, London W14 8TH at 2.00 p.m. (London time) on 1 November 2021 to consider, and if thought fit, pass the following resolutions which will be proposed as special resolutions.

Unless the context requires otherwise, words and expressions defined in the Circular from the Company to its shareholders dated 15 October 2021, of which this notice forms part, have the same meanings when used in this notice.

SPECIAL RESOLUTIONS

1.

THAT, in accordance with Rule 41 of the AIM Rules for Companies, the cancellation of the admission to trading on AIM of the ordinary shares of £0.05 each in the capital of the Company be and is hereby approved and the directors of the Company be authorised to take all action reasonable or necessary to effect such cancellation.

2.

THAT, conditional on the passing of Resolution 1 and with effect from the conclusion of the meeting, the articles of association of the Company be amended by the addition of a new article 159 in the form set out in Appendix B to the Circular of which this notice forms part.

15 October 2021

Registered Office: 27 Eastcastle Street London W1W 8DH United Kingdom	By order of the Board Barbara Ruskin Company Secretary

Notes:

Proxies

1.

A member of the Company entitled to attend and vote at the meeting may appoint one or more proxies to exercise all or any of the member’s rights to attend, speak and vote at the meeting. A proxy need not be a member of the Company but must attend the meeting for the member’s vote to be counted. If a member appoints more than one proxy to attend the meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by the member. If a member wishes to appoint more than one proxy, they may do so at www.signalshares.com.

2.

To be effective, the proxy vote must be submitted at www.signalshares.com so as to have been received by the Company’s Registrars not less than 48 hours before the time appointed for the meeting or any adjournment of it (not taking into account any part of a day that is not a working day). By registering on the Signal shares portal at www.signalshares.com, you can manage your shareholding, including:

•	casting your vote;

•	changing your dividend payment instruction; and

•	updating your address and selecting your communication preference.

Any power of attorney or other authority under which the proxy is submitted (or a duly certified copy of that power of attorney or other authority) must be returned to the Company’s Registrars, Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL not less than 48 hours before the time appointed for the meeting or any adjournment of it (not taking into account any part of a day that is not a working day). If a paper form of proxy is requested from the Registrars, it should be completed and returned to Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL to be received not less than 48 hours before the time of the meeting or any adjournment of it (not taking into account any part of a day that is not a working day).

3.

Members who intend to appoint more than one proxy can obtain additional forms of proxy from Link Group. The forms of proxy should be returned in the same envelope and each should indicate that it is one of more than one appointment being made.

4.

Where more than one joint member purports to appoint a proxy in respect of the same shares, only the appointment by the most senior member will be accepted as determined by the order in which the names appear in the Company’s register of members.

5.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. The number of votes withheld will however be calculated and recorded, but disregarded in calculating the number of votes for or against each resolution.

6.

If you need help with voting online, or require a paper proxy form, please contact the Company’s Registrars, Link Group, by email at enquiries@linkgroup.co.uk, or you may call Link Group on 0371 664 0391. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Link Group is open between 9.00 a.m. and 5.30 p.m. (London time), Monday to Friday excluding public holidays in England and Wales.

7.	Submission of a proxy vote shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof.

8.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

9.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear.com/CREST). The message, regardless of whether it constitutes the appointment of a proxy, or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Company’s Registrars (ID: RA10) by the latest time(s) for receipt of proxy appointments specified in Note 2 above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

10.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & International Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings (www.euroclear.com/CREST).

11.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended).

Entitlement to attend and vote

12.

Pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001 (as amended), the Company has specified that only those members registered on the register of members of the Company at close of business on 28 October 2021 (the “Specified Time”) (or, if the meeting is adjourned to a time more than 48 hours after the Specified Time, by close of business on the day which is two days prior to the time of the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. If the meeting is adjourned to a time not more than 48 hours after the Specified Time, that time will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

Corporate Representatives

13.

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

Communication

14.

You may not use any electronic address (within the meaning of Section 333(4) of the Companies Act) provided in this Notice of General Meeting (or in any related documents including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

Appendix A

Part 1: The General Principles of the City Code

1.	(1) All holders of the securities of an offeree company of the same class must be afforded equivalent treatment.

(2)	If a person acquires control of a company, the other holders of securities must be protected.

2.	(1) The holders of the securities of an offeree company must have sufficient time and information to enable them to reach a properly informed decision on the takeover bid.

(2)	Where it advises the holders of securities, the board of directors of the offeree company must give its views on the effects of implementation of the takeover bid on:

(a)	employment;

(b)	conditions of employment; and

(c)	the locations of the company’s places of business.

3.

The board of directors of an offeree company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the takeover bid.

4.	False markets must not be created in the securities of:

(a)	the offeree company;

(b)	if the offeror is a company, that company; or

(c)	any other company concerned by the takeover bid

in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted.

5.	An offeror must announce a takeover bid only after:

(a)	ensuring that the offeror can fulfil in full any cash consideration, if such is offered; and

(b)	taking all reasonable measures to secure the implementation of any other type of consideration.

6.	An offeree company must not be hindered in the conduct of its affairs for longer than is reasonable by a takeover bid for its securities.

Part 2: Detailed application of the City Code

The following is a summary of key provisions of the City Code which apply to transactions to which the City Code applies. You should note that, by agreeing to AIM Delisting, you will be giving up the protections afforded by the City Code if the City Code ceases to apply to the Company in the future.

Equality of treatment

General Principle 1 of the City Code states that all holders of the securities of an offeree company of the same class must be afforded equivalent treatment. Furthermore, Rule 16.1 requires that, except with the consent of the Panel, special arrangements may not be made with certain shareholders in the Company if there are favourable conditions attached which are not being extended to all shareholders.

Information to shareholders

General Principle 2 requires that the holders of the securities of an offeree company must have sufficient time and information to enable them to reach a properly informed decision on the takeover bid. Consequently, a document setting out full details of an offer must be sent to the offeree company’s shareholders.

The opinion of the offeree board and independent advice

The board of the offeree company is required by Rule 3.1 of the City Code to obtain competent independent advice as to whether the financial terms of an offer are fair and reasonable and the substance of such advice must be made known to its shareholders. Rule 25.2 requires that the board of the offeree company must send to the offeree company’s shareholders and persons with information rights its opinion on the offer and its reasons for forming that opinion. That opinion must include the board’s views on: (i) the effects of implementation of the offer on all the company’s interests, including, specifically, employment; and (ii) the offeror’s strategic plans for the offeree company and their likely repercussions on employment and the locations of the offeree company’s places of business.

The circular from the offeree company must also deal with other matters such as interests and recent dealings in the securities of the offeror and the offeree company by relevant parties and whether the directors of the offeree company intend to accept or reject the offer in respect of their own beneficial shareholdings.

Rule 20.1 states that, except with the consent of the Panel or as provided in the Notes on Rule 20.1, information and opinions relating to an offer or a party to an offer must be made equally available to all offeree company shareholders and persons with information rights as nearly as possible at the same time and in the same manner.

Appendix B

Proposed New Article 159

159.	MANDATORY OFFER

159.1	A person must not:

(a)	effect or purport to effect a Prohibited Acquisition (as defined in Article 159.9); or

(b)	except as a result of a Permitted Acquisition (as defined in Article 159.7):

(i)

whether by a series of transactions over a period of time or not, acquire an interest in shares which (taken together with shares in which persons determined by the Board to be acting in concert with such person are interested) carry 30% or more of the voting rights of the Company; or

(ii)

whilst such person (together with persons determined by the Board to be acting in concert with such person) is interested in shares that in aggregate carry not less than 30% but does not hold shares carrying more than 50% of the voting rights of the Company, acquire, whether by such person or with persons determined by the Board to be acting in concert with such person, an interest in any other shares that (taken together with any interests in shares held by persons determined by the Board to be acting in concert with such person) increases the percentage of shares carrying voting rights in which such person is interested,

(each of (i) and (ii) a “Limit”).

159.2

Where any Member breaches any Limit, except as a result of a Permitted Acquisition, or becomes interested in any shares as a result of a Prohibited Acquisition, that Member is in breach of these Articles.

159.3

Where the Board has reason to believe that any Limit is or may be breached or any Prohibited Acquisition has been or may be effected it may require any Member or any other person (other than, in each case, a Depositary in its capacity as Depositary) to provide, and such Member or other person shall promptly provide, details of (i) any persons acting in concert with such Member or other person, (ii) any interests in shares of such Member (or other person or any persons acting in concert with them), and (iii) any other information, as in each case the Board considers appropriate to determine any of the matters under this Article 159.

159.4

Where the Board determines (at any time and without any requirement to have first exercised any of its rights under Article 159.3) that any Limit is breached (and, in the case of a breach of a Limit which is capable of becoming a Permitted Acquisition in accordance with the provisions of Article 159.7(c), at any time that such acquisition has not become a Permitted Acquisition) or any Prohibited Acquisition has been effected (or is purported) by any person (such person, together with any persons determined by the Board to be acting in concert with such person, being “Breaching Persons”), the Board may do all or any of the following:

(a)

determine that Members shall not be entitled in respect of any shares held by the Breaching Persons, or in respect of which the Breaching Persons are interested (including, without limitation, by being the holder of, or otherwise interested in, American Depositary Shares), in breach of this Article 159 (together, “Relevant Shares”) to be present or to vote (either in person or by proxy) at a general meeting or at a separate meeting of the holders of a class of shares or on a poll;

(b)

determine that any dividend or other distribution (or any part of a dividend or other distribution) or other amount payable in respect of the Relevant Shares shall be withheld by the Company, which shall have no obligation to pay interest on it, and that the relevant Member shall not be entitled to elect to receive shares instead of a dividend; and

(c)	determine that no transfer of any certificated Relevant Shares (other than any Relevant Shares held by a Depositary in its capacity as Depositary) to or from a Breaching Person shall be registered.

159.5

Where any Relevant Shares are held by the Depositary, the provision of this Article 159 shall be treated as applying only to such Relevant Shares held by the Depositary and not to any other shares held by the Depositary.

159.6

The Depositary shall not be in breach of Article 159.1 or Article 159.2 or be a Breaching Person solely as a result of holding any shares (or interests in shares) in its capacity as Depositary, provided that any shares held by the Depositary may still be Relevant Shares. Notwithstanding the preceding sentence, all interests in shares (including American Depositary Shares) held by or on behalf of persons other than the Depositary with respect to shares held by such Depositary shall be taken into account for all purposes of this Article.

159.7

An acquisition is a “Permitted Acquisition” (or, in the case of Article 159.7(c), an acquisition will become a Permitted Acquisition upon completion of the making and implementation of a Mandatory Offer in accordance with, and compliance with the other provisions of, Article 159.7(c)) if:

(a)	the Board consents to the acquisition or the acquisition is pursuant to an offer made by or on behalf of the acquirer that is recommended by the Board;

(b)	the acquisition is made as a result of a voluntary offer made and implemented, save to the extent that the Board determines otherwise:

(i)	for all of the issued and outstanding shares of the Company (except for those already held by the acquirer);

(ii)	in cash (or accompanied by a cash alternative); and

(iii)	otherwise in accordance with the provisions of the City Code (as if the City Code applied to the Company);

(c)	the acquisition is made pursuant to a single transaction which causes a breach of a Limit (otherwise than as a result of an offer) and provided that:

(i)

no further acquisitions are made by the acquirer (or any persons determined by the Board to be acting in concert with such acquirer) other than (A) pursuant to a Mandatory Offer made in accordance with Article 159.7(c)(ii) or (B) that are Permitted Acquisitions under Article 159.7(a), (d) or (e), provided that no such further acquisition (other than pursuant to a Mandatory Offer made in accordance with Article 159.7(c)(ii)) shall be or become, in any event, a Permitted Acquisition under this Article 159.7(c); and

(ii)

the acquirer makes, within seven days of such breach, and does not subsequently withdraw, an offer which, except to the extent the Board determines otherwise, is made and implemented in accordance with Rule 9 and the other relevant provisions of the City Code (as if it so applied to the Company) (a “Mandatory Offer”), and (for the avoidance of doubt) acquisitions pursuant to a Mandatory Offer shall (subject to compliance with the other provisions of this Article 159.7(c)) also be Permitted Acquisitions;

(d)	the acquisition was approved previously by an ordinary resolution passed at a general meeting of Members, provided that the following Members shall not be entitled to vote on such resolution:

(i)	the person proposing to make the acquisitions and any persons determined by the Board to be acting in concert with such person; and

(ii)

the persons (if any) from whom the acquirer (together with persons determined by the Board to be acting in concert with such acquirer) has agreed to acquire shares or has otherwise obtained an irrevocable commitment in relation to the acquisition of shares by the acquirer or any persons determined by the Board to be acting in concert with such person; or

(e)

there is an increase in the percentage of the voting rights attributable to an interest in shares held by a person or by persons determined by the Board to be acting in concert with such person and such an increase would constitute a breach of any Limit where such increase results from the Company redeeming or purchasing its own shares or interests in shares.

159.8

Unless the Board determines otherwise, in the case of a Permitted Acquisition pursuant to Article 159.7(a), (b) or (c) above, an appropriate offer or proposal must also be made in accordance with Rule 15 (Appropriate offer for convertibles etc.) of the City Code (as if Rule 15 applied to the Company).

159.9

Unless (a) the acquisition is a Permitted Acquisition, or (b) the Board determines otherwise, an acquisition of an interest in shares is a “Prohibited Acquisition” if Rule 4 (Restrictions on dealings) or Rule 5 (Timing restrictions on acquisitions) of the City Code would in whole or part apply to the acquisition if the Company were subject to the City Code and the acquisition of such interest in shares were made (or, if not yet made, would, if and when made, be) in breach of or otherwise would not comply with Rule 4 or Rule 5 of the City Code.

159.10

The Board has full authority to determine the application of this Article including as to the deemed application of relevant parts of the City Code (as if it applied to the Company). Such authority shall include all discretion vested in the Panel on Takeovers and Mergers (as if the City Code applied to the Company). Any resolution or determination of, or decision or exercise of any discretion or power by, the Board acting on such grounds as the Board shall in its sole opinion consider reasonable, irrespective of whether such grounds would be considered reasonable by any other party with or without the benefit of hindsight, shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever and, in the absence of fraud, neither the Company nor the Board shall owe any duty of care to or have any liability to any person in respect of any cost, loss or expense as a result of any such resolution, determination, decision or exercise of any discretion or power. The Board shall not be required to give any reasons for any decision, determination, resolution or declaration taken or made in accordance with this Article 159.

159.11

Where used in this Article, the phrase “City Code” shall mean the City Code on Takeover and Mergers as promulgated by the Panel on Takeovers and Mergers, as amended from time to time, and the phrase “Panel on Takeovers and Mergers” shall mean the Panel on Takeovers and Mergers.

159.12

Where used in this Article, the phrases “offer”, “interest in shares”, “acting in concert” and “voting rights” shall have the meanings ascribed to them in the City Code. For the avoidance of doubt, an interest in shares includes an interest in American Depositary Shares.

159.13	This Article 159 only applies:

(a)	whilst the City Code does not apply to the Company; and

(b)

prior to the first annual general meeting of the Company held after the adoption of this Article 159 and thereafter only if at the most recent annual general meeting of the Company an ordinary resolution has been duly passed to the effect that this Article 159 shall apply from the conclusion of such annual general meeting to the conclusion of the next annual general meeting of the Company.